

Mail Stop 3233

December 12, 2016

Via E-mail
Paul Pittman
Chief Executive Officer
Farmland Partners Inc.
4600 S. Syracuse Street, Suite 1450
Denver, CO 80237

> **Re: Farmland Partners Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Filed December 5, 2016**
> **File No. 333-213925**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2016**
> **File No. 001-36405**

Dear Mr. Pittman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2016 letter.

Unaudited Comparative Per Share Information, page 27

1.   We note your response to prior comment 1. Please revise your presentation to clarify that the pro forma book value per common share does not reflect the issuance of the OP Units because their inclusion would be anti-dilutive.

<u>Form 10-K for the Fiscal Year Ended December 31, 2015</u>

<u>Non-GAAP Financial Measures, page 69</u>

2.   We note your response to prior comment 11 of our letter dated November 2, 2016. We are still reviewing your response and may have additional comments.

<u>Form 10-Q for the Quarterly Period Ended September 30, 2016</u>

<u>Note 5 – Real Estate, page 14</u>

3.   We note from your response to prior comment 7 that 56% of the acreage related to the Forsythe Farms acquisition was leased to tenants of the prior owner. Please tell us the consideration you gave to concluding that customer relationships are a process in your analysis of accounting for the acquisition.

    You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Jaime John, Accounting Branch Chief, at (202) 551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney, at (202) 551-6431 or me at (202) 551-3466 with any other questions.

                                        Sincerely,

                                        /s/ Coy Garrison

                                        Coy Garrison
                                        Special Counsel
                                        Office of Real Estate and
                                        Commodities

cc: Justin R. Salon
        Morrison & Foerster LLP